FILED PURSUANT TO
RULE 424 (B) (3)
REGISTRATION NO: 333-122531

THE MONEY TREE INC.

SERIES A VARIABLE RATE SUBORDINATED DEBENTURES

SUPPLEMENT NO. 3 DATED AUGUST 23, 2007

TO THE PROSPECTUS DATED FEBRUARY 6, 2007

This document supplements, and should be read in conjunction with, the prospectus of The Money Tree Inc. dated February 6, 2007 relating to the Series A Variable Rate Subordinated Debentures. This Supplement No. 3 supersedes the information contained in Supplement No. 1 dated February 27, 2007 and Supplement No. 2 dated May 15, 2007. The purpose of this supplement is as follows:

•	To update the status of the offering of debentures and demand notes;

•	To update the “Risk Factors” section of the prospectus;

•	To update the “Management” section of the prospectus;

•	To provide our consolidated unaudited financial statements for the three and nine months ended June 25, 2007;

•	To update the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the financial information included in our consolidated unaudited financial statements; and

•	To update various other sections of the prospectus for the financial information included in our consolidated audited financial statements.

Status of Our Public Offerings

We commenced our public offering of $35 million of Subordinated Demand Notes and $75 million in Series A Variable Rate Subordinated Debentures in December 2005. As of July 25, 2007, we had raised $12,411,603 in gross offering proceeds from the sale of Demand Notes and $25,773,537 in gross offering proceeds from the sale of Debentures in these public offerings.

Risk Factors

The following should be read in conjunction with and supplemented to the Risk Factors section beginning on page 10 of the prospectus.

We have a higher than normal cash balance which could negatively affect our profitability and future cash flows.

As of June 25, 2007, our cash and cash equivalents balance was $17.9 million, which is a $4.9 million increase over the balance as of September 25, 2006. Our cash and cash equivalents are currently being deployed in income-generating assets which generate returns that are less than our finance receivables or other potential investments, which will likely result in reduced net interest margin spreads. A principal component of our profitability is our net interest margin, which is the difference between the interest that we earn on finance receivables and the interest that we pay on borrowed funds. As the interest earned on our cash and cash equivalents will generally be less than the interest we are paying for our outstanding debentures and demand notes, our net interest margin will be negatively affected. If we continue to maintain a high cash and cash equivalent balance, the reduction in net interest margins will negatively affect our profitability and future cash flows.

Our focus towards smaller, shorter-term loans has resulted in a significant decrease in loan volume, which has resulted in a negative effect on our net revenues before retail sales.

In the fiscal year 2006, we modified our business plan to curtail larger, longer-term loans to our customers and to focus on smaller, shorter-term lending. Although our default risk may decrease by this change in focus, we have experienced a decrease in our overall gross loan volume by approximately $5.2 million (6.0%) from the first nine months of fiscal year 2006. This lower gross loan volume has, in turn, resulted in corresponding decreases in interest income, fees and related charges earned on customers’ loans, as well as decreases in ancillary products being sold to customers, and ultimately, a decrease in sales and profit margin. Accordingly, this change in focus towards smaller, shorter-term loans has resulted in a negative effect on our net revenues before retail sales.

Our shareholders’ deficit balance may limit our ability to obtain future financing, which could have a negative effect on our operations and our liquidity.

As of June 25, 2007, we had a shareholders’ deficit of $(510,108), which means our total liabilities exceed our total assets. Bankruptcy law defines this state of a company’s liabilities exceeding its assets as balance-sheet insolvency. The existence of a shareholders’ deficit may limit our ability to obtain future debt or equity financing. If we are unable to obtain financing in the future, it could have a negative effect on our operations and our liquidity.

Management

Effective August 17, 2007, W. Derek Martin resigned as President of The Money Tree Inc. and its subsidiaries in order to devote time to his various other business interests. Mr. Martin will remain as sole director of The Money Tree Inc. and focus on the strategic plans for The Money Tree Inc.

Effective August 17, 2007, Bradley D. Bellville, age 41, was appointed as President of The Money Tree Inc. and will assume the day-to-day operations of the company. Mr. Bellville joined The Money Tree Inc. in 1990 and has extensive experience with the company through various other management positions of the company. Mr. Bellville held the position of Vice President - Operations from 1997 until 2005, and then assumed the role of Vice President from 2005 to 2007. In his new position as President of the company, Mr. Bellville will receive annual compensation of $225,000. Mr. Bellville is not eligible for any incentive-based bonus for the fiscal year 2007. Mr. Bellville may receive an incentive-based cash bonus of 1% of annual net income before taxes, as reflected on the company’s annual audited financial statements, less the company’s federal and state income taxes as reported on the company’s federal and state income tax returns. The incentive-based bonus is effective for the fiscal year ending September 25, 2008. The actual amount of the incentive-based cash bonus cannot be determined at this time.

Effective August 20, 2007, D. Michael Wallace, age 39, was appointed Vice President - Administration of The Money Tree Inc. and will assume responsibility of the company’s loan department and the daily oversight of the company’s corporate headquarters and other departments therein. Mr. Wallace held the position of Branch Manager with The Money Tree Inc. from 2001 to 2005 before assuming the role of Assistant Vice President from 2005 to 2007.

Selected Consolidated Financial Data

The following information should be read in conjunction with and supplemented to the Selected Consolidated Financial Data section on pages 16 and 17 of the prospectus.

The selected consolidated balance sheet data, as of June 25, 2007, and the selected consolidated income statement data, for the three and nine months ended June 25, 2007 and 2006, have been derived from our unaudited consolidated financial statements and related notes included in this supplement. The selected consolidated balance sheet data, as of September 25, 2006, have been derived from our audited consolidated financial statements and related notes included in the prospectus. The selected consolidated balance sheet data, as of June 25, 2006, have been derived from our unaudited consolidated financial statements and related notes that are not included in the prospectus or this supplement.

The unaudited financial statements include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those aforementioned periods. The historical results are not necessarily indicative of results to be expected in any future period, and the results for the three and nine months ended June 25, 2007 should not be considered indicative of results expected for the full fiscal year.

Selected consolidated income statement data:

(in thousands except ratios)	For the three months ended June 25, 2007	For the three months ended June 25, 2006 (restated)	For the nine months ended June 25, 2007	For the nine months ended June 25, 2006 (restated)
Interest and fee income	$4,769	$4,959	$14,655	$15,251
Interest expense	(2,051)	(1,909)	(5,938)	(5,424)

Net interest and fee income before provision for credit losses	2,718	3,049	8,717	9,827
Provision for credit losses	(951)	(708)	(3,034)	(3,330)

Net interest and fee income after provision for credit losses	1,767	2,342	5,683	6,497
Insurance commissions	2,306	2,767	7,591	8,564
Commissions from motor club memberships(1)	518	504	1,457	1,480
Income tax service income(2)	—	—	3	83
Other income	576	546	1,857	1,698

Net revenues before retail sales	5,167	6,159	16,591	18,322
Retail sales	4,803	4,024	14,516	14,042
Cost of sales	(3,159)	(2,658)	(9,379)	(9,117)

Gross margin on retail sales	1,644	1,365	5,137	4,925
Net revenues	6,811	7,524	21,728	23,247
Operating expenses	(6,546)	(7,155)	(20,513)	(22,363)

Net operating income (loss)	265	369	1,215	884
Loss on sale of property & equipment	18	(14)	(4)	(29)

Income before income tax expense	283	355	1,211	855
Income tax expense	(150)	(144)	(416)	(360)

Net income (loss)	$133	$211	$795	$495

Ratio of earnings to fixed charges(3)	1.12	1.16	1.18	1.14

Selected consolidated balance sheet data:

	As of June 25, 2007	As of September 25, 2006	As of June 25, 2006
Cash and cash equivalents	$17,858	$12,920	$10,451
Finance receivables(4)	78,987	79,797	80,586
Allowance for credit losses	(3,026)	(3,139)	(2,763)

Finance receivables, net	75,961	76,658	77,823
Other receivables	848	1,013	1,007
Inventory	2,643	2,195	2,412
Property and equipment, net	4,346	4,581	4,747
Total assets	105,395	101,487	100,630
Senior debt	609	669	626
Senior subordinated debt	150	600	750
Subordinated debt, related parties	60	370	440
Debentures(5)	81,028	77,910	77,217
Demand notes(5)	6,509	8,137	8,682
Shareholders’ deficit	$(510)	$(1,305)	$(1,340)

(1)	Received from Interstate Motor Club, Inc., an affiliated entity.

(2)	Received from Cash Check Inc. of Ga., an affiliated entity.

(3)

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of this ratio, “earnings” is determined by adding pre-tax income to “fixed charges,” which consists of interest on all indebtedness and an interest factor attributable to rent expense.

(4)	Net of unearned insurance commissions, unearned finance charges and unearned discounts.

(5)	Issued, in part, by our subsidiary, The Money Tree of Georgia Inc. See Note 7 to our unaudited financial statements for the quarter ended June 25, 2007.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Forward-Looking Statements

The discussion set forth below, as well as other portions of this supplement, contains forward-looking statements within the meaning of federal securities law. Words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “predict,” or other similar words, identify forward-looking statements. Forward-looking statements include statements regarding our management’s intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, our financial condition and our growth strategies. Although we believe that the expectation reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including, but not limited to, those risk factors set forth in our post-effective amendment to registration statement on Form S-1 filed with the Securities and Exchange Commission on January 25, 2007. Other factors not identified herein could also have such an effect. If any of these risk factors occur, they could have an adverse effect on our business, financial condition and results of operations. When considering forward-looking statements keep these risks in mind. These forward-looking statements are made as of the date of this filing. You should not place undo reliance on any forward-looking statement. We are not obligated to update forward-looking statements and will not update any forward-looking statements in this supplement to reflect future events or developments.

The following discussion should be read in conjunction with our unaudited consolidated financial statements and related notes and other financial data included elsewhere in this supplement. See also the notes to our consolidated financial statements, Selected Consolidated Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our annual report on Form 10-K for the year ended September 25, 2006.

Overview

We make consumer finance loans and provide other financial products and services through our branch offices in Georgia, Alabama, Louisiana and Florida. We sell retail merchandise, principally furniture, appliances and electronics, at certain of our branch office locations and operate three used automobile dealerships in the State of Georgia. We also offer insurance products, prepaid phone services and automobile club memberships to our loan customers.

We fund our consumer loan demand through a combination of cash collections from our consumer loans, proceeds raised from the sale of debentures and demand notes and loans from various banks and other financial institutions. Our consumer loan business consists of making, purchasing and servicing direct consumer loans, consumer sales finance contracts and motor vehicle installment sales contracts. Direct consumer loans generally serve individuals with limited access to other sources of consumer credit, such as banks, savings and loans, other consumer finance businesses and credit cards. Direct consumer loans are general loans made typically to people who need money for some unusual or unforeseen expense, for the purpose of paying off an accumulation of small debts or for the purchase of furniture and appliances. The following table sets forth certain information about the components of our finance receivables for the periods presented:

Description of Loans and Contracts

	As of, or for, the Three Months Ended June 25,		As of, or for, the Nine Months Ended June 25,
	2007	2006	2007	2006
Direct Consumer Loans:
Number of Loans Made to New Borrowers	5,663	5,830	15,270	16,088
Number of Loans Made to Former Borrowers	13,963	13,940	40,349	40,283
Number of Loans Made to Existing Borrowers	28,298	24,061	81,012	71,843
Total Number of Loans Made	47,924	43,831	136,631	128,214
Total Volume of Loans Made	$18,537,790	$19,384,729	$54,616,995	$63,447,290
Average Size of Loans Made	$387	$442	$400	$495
Number of Loans Outstanding	74,271	70,785	74,271	70,785
Total of Loans Outstanding*	$41,032,283	$48,117,617	$41,032,283	$48,117,617
Percent of Loans Outstanding	47.12%	52.73%	47.12%	52.73%
Average Balance on Outstanding Loans	$552	$680	$552	$680
Motor Vehicle Installment Sales Contracts:
Total Number of Contracts Made	252	204	752	755
Total Volume of Contracts Made	$4,702,517	$3,911,406	$13,816,630	$13,558,754
Average Size of Contracts Made	$18,661	$19,174	$18,373	$17,959
Number of Contracts Outstanding	2,784	2,615	2,784	2,615
Total of Contracts Outstanding*	$32,347,169	$31,491,728	$32,347,169	$31,491,728
Percent of Total Loans and Contracts	37.15%	34.51%	37.15%	34.51%
Average Balance on Outstanding Contracts	$11,619	$12,043	$11,619	$12,043
Consumer Sales Finance Contracts:
Number of Contracts Made to New Customers	34	25	101	99
Number of Loans Made to Former Customers	617	522	2,032	1,774
Number of Loans Made to Existing Customers	769	549	2,405	1,775
Total Contracts Made	1,420	1,096	4,538	3,648
Total Volume of Contracts Made	$3,914,906	$2,956,308	$12,359,374	$9,657,198
Number of Contracts Outstanding	6,864	6,298	6,864	6,298
Total of Contracts Outstanding*	$13,694,125	$11,636,843	$13,694,125	$11,636,843
Percent of Total Loans and Contracts	15.73%	12.76%	15.73%	12.76%
Average Balance of Outstanding Contracts	$1,995	$1,848	$1,995	$1,848

*	Contracts outstanding are exclusive of the following aggregate amounts of bankrupt accounts: $6,121,804 as of June 25, 2007 and $5,230,980 as of June 25, 2006.

Below is a table showing our total gross outstanding finance receivables and bankrupt accounts:

	As of June 25,
	2007	2006
Total Finance Receivables Outstanding (gross):
Direct Consumer Loans	$41,032,283	$48,117,617
Motor Vehicle Installment	32,347,169	31,491,728
Consumer Sales Finance	13,694,125	11,636,843
Bankrupt Accounts	6,121,804	5,230,980

Total Gross Receivables	$93,195,381	$96,477,168

Below is a roll-forward of the balance of each category of our outstanding finance receivables. Loans originated reflect the gross amount of loans made or purchased during the period presented inclusive of pre-computed interest, fees and insurance premiums. Collections represent cash receipts in the form of repayments made on our loans as reflected in our Consolidated Statements of Cash Flows. Refinancings represent the amount of the pay off of loans refinanced. Charge offs represent the gross amount of loans charged off as uncollectible (charge offs are shown net of non-file insurance receipts in our Allowance for Credit Losses). Rebates represent reductions to gross loan amounts of precomputed interest and insurance premiums resulting from loans refinanced and other loans paid off before maturity. Other adjustments primarily represent accounts transferred to and from the department that administers bankrupt accounts.

	For the Three Months Ended June 25,		For the Nine Months Ended June 25,
	2007	2006	2007	2006
Direct Consumer Loans:
Balance - beginning	$41,419,988	$48,673,419	$46,071,669	$48,840,570
Finance receivables originated	18,537,790	19,384,729	54,616,995	63,447,290
Collections	(12,400,180)	(13,476,988)	(39,866,393)	(43,904,469)
Refinances	(4,499,751)	(4,156,597)	(13,576,292)	(12,279,235)
Charge offs, gross	(994,608)	(968,977)	(2,921,114)	(3,559,814)
Rebates / other adjustments	(1,030,956)	(1,337,969)	(3,292,582)	(4,426,725)

Balance - end	$41,032,283	$48,117,617	$41,032,283	$48,117,617

Consumer Sales Finance Contracts:
Balance - beginning	$13,284,095	$11,209,447	$11,813,566	$9,661,474
Finance receivables originated	3,914,906	2,956,308	12,359,374	9,657,198
Collections	(1,601,269)	(1,290,927)	(4,489,118)	(3,690,269)
Refinances	(1,161,724)	(771,826)	(3,566,292)	(2,573,118)
Charge offs, gross	(198,750)	(104,305)	(963,549)	(293,632)
Rebates / other adjustments	(543,133)	(361,854)	(1,459,856)	(1,124,810)

Balance - end	$13,694,125	$11,636,843	$13,694,125	$11,636,843

Motor Vehicle Installment Sales Contracts:
Balance - beginning	$31,842,737	$31,820,506	$31,280,840	$29,765,603
Finance receivables originated	4,702,517	3,911,406	13,816,630	13,558,754
Collections	(3,638,746)	(3,684,953)	(10,829,126)	(10,011,367)
Refinances	—	—	—	—
Charge offs, gross	(290,494)	(254,371)	(922,033)	(853,175)
Rebates / other adjustments	(268,845)	(300,860)	(999,142)	(968,087)

Balance - end	$32,347,169	$31,491,728	$32,347,169	$31,491,728

Total Active Accounts:
Balance - beginning	$86,546,820	$91,703,372	$89,166,075	$88,267,647
Loans originated	27,155,213	26,252,443	80,792,999	86,663,242
Collections	(17,640,195)	(18,452,868)	(55,184,637)	(57,606,105)
Refinances	(5,661,475)	(4,928,423)	(17,142,584)	(14,852,353)
Charge offs, gross	(1,483,852)	(1,327,653)	(4,806,696)	(4,706,621)
Rebates / other adjustments	(1,842,934)	(2,000,683)	(5,751,580)	(6,519,622)

Balance - end	$87,073,577	$91,246,188	$87,073,577	$91,246,188

Total Bankrupt Accounts:
Balance - beginning	$5,851,373	$5,140,581	$5,618,931	$4,921,905
Charge offs, gross	(128,695)	(135,133)	(445,727)	(615,600)
Adjustments	399,126	225,532	948,600	924,675

Balance - end	$6,121,804	$5,230,980	$6,121,804	$5,230,980

Total Gross Receivables	$93,195,381	$96,477,168	$93,195,381	$96,477,168

Below is a reconciliation of the amounts of the loans originated and repaid (collections) from the receivable roll-forward to the amounts shown in our Consolidated Statements of Cash Flows.

	Nine Months Ended June 25,
	2007	2006
Finance Receivables Originated:
Direct consumer	$54,616,995	$63,447,290
Consumer sales finance	12,359,374	9,657,198
Motor vehicle installment sales	13,816,630	13,558,754

Total gross finance receivables originated	80,792,999	86,663,242
Non-cash items included in gross finance receivables*	(23,270,895)	(22,563,898)

Finance receivables originated - cash flows	$57,522,104	$64,099,344

Finance Receivables Repaid:
Collections
Direct consumer	$39,866,393	$43,904,469
Consumer sales finance	4,489,118	3,690,269
Motor vehicle installment sales	10,829,126	10,011,367

Finance receivables repaid - cash flows	$55,184,637	$57,606,105

*	Includes precomputed interest and fees (since these amounts are included in the gross amount of finance receivables originated but are not advanced in the form of cash to customers) and refinanced receivables balances (since there is no cash generated from the repayment of original finance receivables refinanced).

Segments and Seasonality

We segment our business operations into the following two segments:

•	consumer finance and sales; and

•	automotive finance and sales.

The consumer finance and sales segment is comprised primarily of small consumer loans and sales of consumer goods such as furniture, appliances and electronics. We typically experience our strongest financial performance for the consumer finance and sales segment during the holiday season, which is our first fiscal quarter ending December 25.

The automotive finance and sales segment is comprised exclusively of used vehicle sales and their related financing. We typically experience our strongest financial performance for the automotive finance and sales segment during our second fiscal quarter ending March 25 when the demand for used car sales is the highest. Please refer to Note 12 in the “Notes to Consolidated Financial Statements” for a breakdown of our operations by segment.

Net Interest Margin

A principal component of our profitability is our net interest margin, which is the difference between the interest that we earn on finance receivables and the interest that we pay on borrowed funds. In some states, statutes regulate the interest rates that we may charge our customers, while, in other locations, competitive market conditions establish interest rates that we may charge. Differences also exist in the interest rates that we earn on the various components of our finance receivable portfolio.

Unlike our interest income, our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. Our general limited ability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in our cost of funds. Accordingly, increases in market interest rates generally will narrow our interest rate spread and lower our profitability, while decreases in market interest rates generally will widen our interest rate spread and increase our profitability. Significant increases in market interest rates will likely result in a reduction in our liquidity and profitability and impair our ability to pay interest and principal on the debentures. See “Quantitative and Qualitative Disclosures About Market Risk” below.

The following table presents important data relating to our net interest margin:

	As of, or for, the Three Months Ended June 25,		As of, or for, the Nine Months Ended June 25,
	2007	2006	2007	2006
Average net finance receivables (1)	$78,631,132	$81,120,353	$79,166,138	$80,696,970
Average notes payable (2)	$88,191,077	$87,483,624	$87,467,712	$87,479,447
Interest income	$3,550,762	$3,918,045	$11,187,537	$12,263,383
Loan fee income	1,218,653	1,041,114	3,467,763	2,987,796

Total interest and fee income	4,769,415	4,959,159	14,655,300	15,251,179
Interest expense	2,051,227	1,909,518	5,938,223	5,424,194

Net interest and fee income before provision for credit losses	$2,718,188	$3,049,641	$8,717,077	$9,826,985

Average interest rate earned (annualized)	24.3%	24.5%	24.7%	25.2%
Average interest rate paid (annualized)	9.3%	8.7%	9.1%	8.3%
Net interest rate spread (annualized)	15.0%	15.7%	15.6%	16.9%
Net interest margin (annualized) (3)	13.8%	15.0%	14.7%	16.2%

(1)	Averages are computed using month-end balances of finance receivables (net of unearned interest/fees, unearned insurance commissions, and unearned discounts) during the period

(2)	Averages are computed using month-end balances of interest bearing debt during the period

(3)	Net interest margin represents net interest income (before provision for credit losses) divided by the average net finance receivables.

Analysis of Allowance for Credit Losses

An allowance for credit losses is maintained to account for the probable losses inherent in the finance receivable portfolio. The allowance is calculated based upon management’s estimate of the expected collectability of loans outstanding based upon a variety of factors, including, without limitation, periodic analysis of the loan portfolio, historic loan loss experience, borrowers’ ability to repay and collateral considerations. We maintain an allowance for credit losses at a level that we consider adequate to provide for probable losses based on historical ratios of charge-offs to average notes receivable.

The following table shows these ratios of charge offs to average notes receivable for the categories of our finance receivables. The average net finance receivables are computed using monthly balances, net of unearned interest, unearned insurance commissions and unearned discounts. Charge offs are shown at gross amounts as presented in the receivable roll-forward on page 7. Recoveries represent receipts from non-file insurance claims and cash recoveries.

	As of, or for, the Three Months Ended June 25,		As of, or for, the Nine Months Ended June 25,
	2007	2006	2007	2006
Direct Consumer Loans and Consumer Sales Finance Contracts:
Average net finance receivables	$52,732,978	$55,481,899	$53,498,268	$55,273,105
Charge offs - direct consumer	$994,608	$968,977	$2,921,114	$3,559,814
Charge offs - consumer sales finance	198,750	104,305	963,549	293,632
Charge offs - bankruptcy	128,695	135,133	445,727	615,600

Total gross charge offs	1,322,053	1,208,415	4,330,390	4,469,046
Recoveries (all direct consumer)	(700,826)	(741,963)	(2,126,688)	(2,122,204)

Charge offs, net	$621,227	$466,452	$2,203,702	$2,346,842
Percent of net charge offs to average receivables	1.2%	0.8%	4.1%	4.2%
Motor Vehicle Installment Sales Contracts:
Average outstanding finance receivables	$25,898,154	$25,638,454	$25,667,871	$25,423,865
Charge offs, gross	$290,494	$254,371	$922,033	$853,175
Recoveries	—	—	—	—

Charge offs, net	$290,494	$254,371	$922,033	$853,175
Percent of net charge offs to average receivables	1.1%	1.0%	3.6%	3.4%
Total Receivables:
Average outstanding finance receivables	$78,631,132	$81,120,353	$79,166,139	$80,696,970
Charge offs, gross	$1,612,547	$1,462,786	$5,252,423	$5,322,221
Recoveries (all direct consumer)	(700,826)	(741,963)	(2,126,688)	(2,122,204)

Charge offs, net	$911,721	$720,823	$3,125,735	$3,200,017
Percent of net charge offs to average receivables	1.2%	0.9%	3.9%	4.0%

Delinquency Information

Our delinquency levels reflect, among other factors, changes in the mix of loans in the portfolio, the quality of receivables, the success of collection efforts, bankruptcy trends and general economic conditions. The delinquency information in the following tables is computed on the basis of the amount past due in accordance with the original payment terms of the loan (contractual method). We use the contractual method for all external reporting purposes. Management closely monitors delinquency using this method to measure the quality of our loan portfolio and the probability of credit loss. We also use other tools, such as a recency report, which shows the date of the last full contractual payment received on the loan, to determine a particular customer’s willingness to pay. For example, if a delinquent customer has made a recent payment, we may decide to delay more serious collection measures, such as repossession of collateral. However, such a payment will not change the non-accrual status of the account until all of the principal and interest amounts contractually due are brought current (we receive one or more full contractual payments and the account is less than 60 days contractually delinquent), at which time we believe future payments are reasonably assured. Below is certain information relating to the delinquency status of each category of our receivables for the quarters ended June 25, 2007 and 2006:

	As of June 25, 2007
	Direct Consumer Sales	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts	Bankruptcy Accounts	Total
Gross Loans and Contracts
Receivables	$41,032,283	$13,694,125	$32,347,169	$6,121,804	$93,195,381
Loans and Contracts 60 - 90 days past due	$782,991	$270,271	$—	$179,961	$1,233,223
Percentage of Outstanding	1.9%	2.0%	0.0%	2.9%	1.3%
Loans and Contracts greater than 90 days past due	$10,419,426	$2,837,616	$70,519	$3,412,148	$16,739,709
Percentage of Outstanding	25.4%	20.7%	0.2%	55.7%	18.0%
Loans and Contracts greater than 60 days past due	$11,202,417	$3,107,887	$70,519	$3,592,109	$17,972,932
Percentage of Outstanding	27.3%	22.7%	0.2%	58.7%	19.3%

	As of June 25, 2006
	Direct Consumer Sales	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts	Bankruptcy Accounts	Total
Gross Loans and Contracts
Receivables	$48,117,617	$11,636,843	$31,491,728	$5,230,980	$96,477,168
Loans and Contracts 60 - 90 days past due	$808,087	$180,531	$29,546	$150,581	$1,168,745
Percentage of Outstanding	1.7%	1.6%	0.0%	2.9%	1.2%
Loans and Contracts greater than 90 days past due	$9,477,754	$2,779,212	$7,243	$2,701,146	$14,965,355
Percentage of Outstanding	19.7%	23.9%	0.0%	51.6%	15.5%
Loans and Contracts greater than 60 days past due	$10,285,841	$2,959,743	$36,789	$2,851,727	$16,134,100
Percentage of Outstanding	21.4%	25.4%	0.1%	54.5%	16.7%

Results of Operations

Comparison of Nine Months Ended June 25, 2007 and 2006

Net Revenues

Net revenues were $21.7 million and $23.2 million for the nine months ended June 25, 2007 and 2006, respectively. In fiscal year 2006, we modified our business plan to curtail larger, longer-term loans and to focus on smaller, shorter-term lending. This resulted in a decrease in gross loan volume of approximately $5.2 million (6.0%) from the first nine months of fiscal year 2006 and the corresponding decreases in interest, fees and related charges earned on customers’ loans, as well as the sale of various ancillary products to such customers, as described in more detail below. As a result of a strong third quarter, retail sales and gross margins were higher in the first nine months of fiscal 2007 over the same period last year.

Net Interest and Fee Income Before Provision for Credit Losses

Net interest income before provision for credit losses was $8.7 million and $9.8 million for nine months ended June 25, 2007 and 2006, respectively. The decrease was due primarily to the decrease in loan volume, as mentioned above. During the first nine months of fiscal year 2007, gross interest and fee income decreased $0.6 million to $14.7 million from $15.3 million. Interest expense was $5.9 million and $5.4 million for the nine-month periods ended June 25, 2007 and 2006, respectively. The increase in interest expense was due to the additional borrowings, primarily from the sale of debentures.

Provision for Credit Losses

Provision for credit losses was $3.0 million and $3.3 million for nine months ended June 25, 2007 and 2006, respectively. Finance receivables charged off decreased approximately $0.1 million from the previous year, while recoveries of charge offs increased slightly. This decrease is primarily a result of higher charge offs in fiscal year 2006 from the effects of Hurricane Katrina.

Insurance and Other Products

Income from commissions on insurance products and motor club memberships decreased $1.0 million, to $9.0 million from $10.0 million for the nine months ended June 25, 2007 and 2006, respectively. This decrease is consistent with our overall decrease in income and loan volume during the first nine months of fiscal 2007. Other income was slightly higher over the same period last year.

Gross Margin on Retail Sales

Gross margins on retail sales were $5.1 million and $4.9 million for nine months ended June 25, 2007 and 2006, respectively. Margins in the consumer segment in the first nine months of fiscal year 2007 were up approximately $0.2 million on increased sales of $0.8 million over the same period last year. Margins in the automotive segment were approximately the same as last year on decreased sales of $0.4 million.

Operating Expenses

Operating expenses were $20.5 million and $22.4 million for nine months ended June 25, 2007 and 2006, respectively. Personnel expenses were down 7% over the same period last year primarily due to decreases in corporate personnel levels and decreases in health benefit related costs. Other operating expenses were down approximately 16% due to decreased level of spending for advertising, postage, and other solicitation costs as well as decreases in travel related cost.

Comparison of Three Months Ended June 25, 2007 and 2006

Net Revenues

Net revenues were $6.8 million and $7.5 million for the three months ended June 25, 2007 and 2006, respectively. In the third quarter of fiscal year 2006, we modified our business plan to curtail larger, longer-term loans and to focus on smaller, shorter-term lending. Gross loan volume in the three months ended June 25, 2007 was slightly higher than the same period last year, primarily due to increased loan originations in the automotive segment. However, due to the change in the mix of our loan portfolio, interest and loan fees were down compared to the third quarter of 2006 as well as the commissions earned on insurance products sold in conjunction with customer loans. Interest expense and provisions for credit losses were higher in the third quarter of 2007 versus the same period last year further contributing to the decrease in net revenues.

Net Interest and Fee Income Before Provision for Credit Losses

Net interest income before provision for credit losses was $2.7 million and $3.0 million for three months ended June 25, 2007 and 2006, respectively. The decrease was due primarily to the decrease in interest and loan fees, as mentioned above. During the third quarter of fiscal year 2007, gross interest and fee income decreased $0.2 million to $4.8 million from $5.0 million in the second quarter of 2006. Interest expense was $2.0 million and $1.9 million for the three-month periods ended June 25, 2007 and 2006, respectively. The increase in interest expense was due to the additional borrowings, primarily from the sale of debentures.

Provision for Credit Losses

Provision for credit losses was $1.0 million and $0.7 million for three months ended June 25, 2007 and 2006, respectively. Finance receivables charged off increased approximately $150,000 while recoveries of charged off loans decreased slightly compared to the same period last year.

Insurance and Other Products

Income from commissions on insurance products were down approximately $0.5 million compared to the same three-month period last year, primarily as a result of higher than normal paid claims (which directly effect commissions earned). Commissions on motor club memberships and other income remained approximately the same as last year.

Gross Margin on Retail Sales

Gross margins on retail sales were $1.6 million and $1.4 million for three months ended June 25, 2007 and 2006, respectively. Sales in the automotive segment for the three-month period in 2007 were up compared to the same period last year by $0.5 million while margins increased $0.2 million. Sales and margins in the consumer segment were up $0.3 million and $0.1 million respectively, over the third quarter of 2006.

Operating Expenses

Operating expenses were $6.5 million and $7.2 million for three months ended June 25, 2007 and 2006, respectively. Personnel expenses were down 7% over the same period last year primarily due to decreases in personnel levels and health benefit related costs. Other operating expenses were down approximately 26% due to decreased levels of spending for advertising, postage, and other solicitation costs as well as decreases in travel related cost.

Liquidity and Capital Resources

General

Liquidity is our ability to meet short-term financial obligations whether through collection of receivables, sales of Debentures and Demand Notes or by generating additional funds through sales of assets to our competitors (such as our finance receivables or vehicle inventory). Continued liquidity is, therefore, largely dependent on the collection of our receivables and the sale of debt securities that meet the investment requirements of the public. We believe the cash flow from our operations coupled with sales of the Debentures and Demand Notes will be sufficient to cover our liquidity needs and cash flow requirements during 2007.

Liquidity management refers to our ability to generate sufficient cash to fund the following primary uses of cash:

•	meet all of our debenture and demand note redemption obligations;

•	pay interest on all of our debentures and demand notes;

•	pay operating expenses; and

•	fund consumer finance loan demand and used automobile vehicle inventory.

The primary objective for liquidity management is to ensure that at all times we can meet the redemption obligations of our note holders. A secondary purpose of liquidity management is profit management. Because profit and liquidity are often conflicting objectives, we attempt to maximize our net interest margin by making adequate, but not excessive, liquidity provisions. To the extent we have adequate cash to meet our redemption obligations and pay interest to our note holders, we will use remaining cash to make consumer finance loans, purchase used automobile vehicle inventory and invest in other sources of potential revenues.

Changes in our liquidity position result from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of our net income, including, without limitation, purchases of used automobiles, electronics, furnishings and other consumer goods for resale to our customers. The primary investing activities include consumer loan originations and purchases and collections on such consumer loans. Our financing activities focus almost entirely on the sale of Debentures and Demand Notes.

Cash and cash equivalents increased to $17.9 million at June 25, 2007 from $10.5 million at June 25, 2006. Cash and cash equivalents increased $4.9 million during the nine months ended June 25, 2007 primarily as a result of net cash provided by operating activities of $7.0 million. Net cash used in investing activities was $2.7 million; a result primarily of finance receivables originated exceeding finance receivables repaid by $2.3 million. Net cash provided by financing activities was $0.7 million. Although proceeds from the sale of debentures exceeded redemptions of debentures by $3.1 million, we had a net decrease in demand notes of $1.6 million and reduced other components of debt by $0.8 million. Cash and cash equivalents increased $0.8 million during the nine months ended June 25, 2006. Net cash used in investing activities was $7.1 million as a result of loan originated exceeding loans repaid by $6.5 million. Proceeds from the sale of debentures exceeded redemptions of debentures by $8.3 million, demand note redemptions exceeded sales of demand notes by $4.2 million and other components of debt were reduced by $1.1 million resulting in a $3.0 million increase in net cash provided by financing activities. Net cash provided by operating activities was $5.0 million.

During 2007, we expect to continue to use a significant amount of net offering proceeds we raise from the sale of Debentures and Demand Notes to fund redemption obligations and pay interest on our securities. We will use any remaining net offering proceeds to fund our consumer loan demand, purchase used automobiles, and to fund the other company activities.

Debentures and Demand Notes

During the nine months ended June 25, 2007, we (1) received gross proceeds of $10.8 million from the sales of debentures, and (2) paid $7.7 million for redemption of debentures and $1.6 million for net redemptions of demand notes for us and our subsidiary, The Money Tree of Georgia, Inc. As of June 25, 2007, we and this subsidiary had $81.0 million of debentures and $6.5 million of demand notes outstanding compared to $77.9 million of debentures and $8.1 million of demand notes outstanding, as of September 25, 2006.

Recent Accounting Pronouncements

Recent accounting pronouncements have been issued that may have a future effect on operations. Refer to note 3 to the unaudited consolidated financial statements for a discussion of these pronouncements and their possible effects.

Critical Accounting Policies

Our accounting and reporting policies conform with U.S. generally accepted accounting principles (GAAP) and predominant practice within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

We believe that the determination of our allowance for credit losses involves a higher degree of judgment and complexity than our other significant accounting policies. The Allowance for Credit Losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated credit losses. Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, the amounts and timing of expected future cash flows on impaired loans, and general amounts for historical loss experience. We also consider economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact earnings in future periods.

Finance receivables are considered impaired, i.e. income recognition ceases, as a result of past-due status or a judgment by management that, although payments are current, such action is prudent. Finance receivables on which payments are past due 90 days or more are considered impaired unless they are well secured and in the process of collection or renewal. Any losses incurred from finance receivables that are impaired are charged off at 180 days past due. Related accrued interest and fees are reversed against current period income.

When a loan is impaired, interest accrued but uncollected is generally reversed against interest income. Cash receipts on impaired loans are generally applied to reduce the unpaid principal balance.

We recognize deferred tax assets and liabilities for the future tax effects of temporary differences, net operating loss carry-forwards and tax credits. Deferred tax assets are subject to management’s judgment based upon available evidence that future realization is more likely than not. If management determines that we may be unable to realize all or part of net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount.

We have not substantially changed any aspect of our overall approach in the application of the foregoing policies. There have been no material changes in assumptions or estimation techniques utilized as compared to previous years.

Impact of Inflation and General Economic Conditions

Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate are generally associated with increased interest rates. A significant and sustained increase in the interest rates would likely unfavorably impact our profitability by reducing the interest rate spread between the rate of interest we receive on our customer loans and interest rates we pay to our note holders, banks and finance companies. Inflation may also negatively affect our operating expenses.

Quantitative and Qualitative Disclosures About Market Risk

Our profitability and financial performance are sensitive to changes in the U.S. Treasury yields and the spread between the effective rate of interest we receive on customer loans and the interest rates we pay on our borrowings. Our finance income is generally not sensitive to fluctuations in market interest rates. The primary exposure that we face is changes in interest rates on our borrowings. A substantial and sustained increase in market interest rates would likely adversely affect our growth and profitability since we will be required to increase the interest rates we pay to holders of debentures at the end of each interest adjustment period. We would also face pressure to increase interest rates on our demand notes to stay competitive. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on our interest expense through the utilization of short-term variable rate debt and medium and long term fixed rate debt. We have not entered into any derivative instruments to manage our interest rate risk. Please see Note 7 in the notes to our unaudited consolidated financial statements for information on our debt, including maturities and interest rates.

The Money Tree Inc. and Subsidiaries

Consolidated Balance Sheets

	June 25, 2007	September 25, 2006
	(Unaudited)
Assets
Cash and cash equivalents	$17,858,310	$12,919,524
Finance receivables, net	75,961,077	76,657,536
Other receivables	847,831	1,012,913
Employee receivables	2,447	2,029
Inventory	2,643,330	2,195,463
Property and equipment, net	4,346,850	4,580,804
Deferred income taxes	645,000	645,000
Intangible assets	1,398,987	1,403,273
Other assets	1,691,196	2,070,412

Total assets	$105,395,028	$101,486,954

Liabilities and Shareholders’ Deficit
Liabilities
Accounts payable and other accrued liabilities	$3,830,911	$3,525,278
Accrued interest payable	13,716,739	11,581,412
Senior debt	609,491	668,549
Senior subordinated debt	150,000	600,000
Variable rate subordinated debentures	81,028,632	77,910,202
Demand notes	6,509,363	8,136,850
Junior subordinated debt, related parties	60,000	370,000

Total liabilities	105,905,136	102,792,291

Shareholders’ deficit
Common stock:
Class A voting, no par value; 500,000 shares authorized, 2,686 shares issued and outstanding	1,677,647	1,677,647
Class B non-voting, no par value; 1,500,000 shares authorized, 26,860 shares issued and outstanding	—	—
Accumulated deficit	(2,187,755)	(2,982,984)

Total shareholders’ deficit	(510,108)	(1,305,337)

Total liabilities and shareholders’ deficit	$105,395,028	$101,486,954

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Operations

	Three months ended June 25,		Nine months ended June 25,
	2007	2006	2007	2006
		(Restated)		(Restated)
	(Unaudited)		(Unaudited)
Interest and fee income	$4,769,415	$4,959,159	$14,655,300	$15,251,179
Interest expense	(2,051,227)	(1,909,518)	(5,938,223)	(5,424,194)

Net interest and fee income before provision for credit losses	2,718,188	3,049,641	8,717,077	9,826,985
Provision for credit losses	(951,326)	(707,543)	(3,033,926)	(3,330,519)

Net interest and fee income after provision for credit losses	1,766,862	2,342,098	5,683,151	6,496,466
Insurance commissions	2,305,855	2,766,762	7,590,896	8,563,691
Commissions from motor club memberships from company owned by related parties	517,819	504,006	1,457,299	1,480,561
Income tax service agreement income from company owned by related parties	—	—	3,310	83,034
Other income	576,213	545,773	1,857,286	1,698,698

Net revenue before retail sales	5,166,749	6,158,639	16,591,942	18,322,450

Retail sales	4,803,910	4,024,055	14,516,104	14,041,922
Cost of sales	(3,159,108)	(2,658,476)	(9,379,919)	(9,116,980)

Gross margin on retail sales	1,644,802	1,365,579	5,136,185	4,924,942

Net revenues	6,811,551	7,524,218	21,728,127	23,247,392

Operating expenses
Personnel expense	(3,734,876)	(4,008,843)	(11,576,730)	(12,488,944)
Facilities expense	(922,392)	(911,394)	(2,800,422)	(2,880,331)
General and administrative expenses	(793,827)	(762,324)	(2,327,552)	(2,446,183)
Other operating expenses	(1,095,190)	(1,472,800)	(3,808,083)	(4,547,870)

Total operating expenses	(6,546,285)	(7,155,361)	(20,512,787)	(22,363,328)

Net operating income	265,266	368,857	1,215,340	884,064
Gain (loss) on sale of property and equipment	18,321	(13,687)	(3,505)	(28,650)

Income before income tax expense	283,587	355,170	1,211,835	855,414
Income tax expense	(150,135)	(144,225)	(416,606)	(360,507)

Net income	$133,452	$210,945	$795,229	$494,907

Net income per common share, basic and diluted	$4.52	$7.14	$26.91	$16.75

Weighted average shares outstanding, basic and dilute	29,546	29,546	29,546	29,546

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Nine months ended June 25,	2007	2006
		(Restated)
	(Unaudited)
Cash flows from operating activities
Net income	$795,229	$494,907
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	3,033,926	3,330,519
Depreciation	601,164	715,179
Amortization	4,286	5,318
Deferred income taxes	—	62,000
Loss on sale of property and equipment	3,505	28,650
Change in assets and liabilities
Other receivables	165,082	91,982
Employee receivables	(418)	2,701
Inventory	(447,867)	(10,993)
Other assets	379,216	(884,921)
Accounts payable and other accrued liabilities	305,633	(183,991)
Accrued interest payable	2,135,327	1,357,417

Net cash provided by operating activities	6,975,083	5,008,768

Cash flows from investing activities
Finance receivables originated	(57,522,104)	(64,099,344)
Finance receivables repaid	55,184,637	57,606,105
Purchase of property and equipment	(938,947)	(767,265)
Proceeds from sale of property and equipment	568,232	126,604

Net cash used in investing activities	(2,708,182)	(7,133,900)

Cash flows from financing activities
Net proceeds (repayments) on:
Senior debt	(59,058)	(559,489)
Senior subordinated debt	(450,000)	(250,000)
Junior subordinated debt, related parties	(310,000)	(360,000)
Demand notes	(1,627,487)	(4,185,326)
Proceeds-variable rate subordinated debentures	10,808,261	17,069,535
Payments-variable rate subordinated debentures	(7,689,831)	(8,756,816)

Net cash provided by financing activities	671,885	2,957,904

Net change in cash and cash equivalents	4,938,786	832,772
Cash and cash equivalents, beginning of period	12,919,524	9,618,557

Cash and cash equivalents, end of period	$17,858,310	$10,451,329

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

Nine months ended June 25,	2007	2006
	(Unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the nine months for:
Interest	$3,654,918	$4,066,777

Income taxes	$44,314	$2,170,713

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 1 – BASIS OF PRESENTATION

The consolidated financial statements of The Money Tree Inc., a Georgia corporation (the “Parent”) and subsidiaries (collectively with the Parent, the “Company”) included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted. For a description of significant accounting policies used by the Company in the preparation of its consolidated financial statements, see Note 1 to the Consolidated Financial Statements in the Company’s 2006 Annual Report on Form 10-K.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries after eliminating all significant intercompany transactions and reflect all normal, recurring adjustments which are, in the opinion of management, necessary to present a fair statement of the results of operations of the Company in conformity with U.S. generally accepted accounting principles for the interim periods reported. The results of operations for the three and nine months ended June 25, 2007 and 2006 are not necessarily indicative of the results for the full fiscal year.

As described in the Company’s 10-K/A for the year ended September 25, 2005, certain components of amounts contained in the Company’s net finance receivables were understated due to an inadvertent omission of certain loans from the computation of unearned interest beginning in the year ended September 25, 2003 and continuing through the year ended September 25, 2006. The result of this omission was an overstatement of net finance receivables and interest and fee income for the years ended September 25, 2003, 2004, and 2005 and the interim periods within these years. Also, the omission resulted in an overstatement of finance receivables and an understatement of interest and fee income for the first three quarters of the year ended September 25, 2006.

After recording adjustments to correct the misstatements resulting from the unearned interest matter described above, the Company’s statements of operations reflected cumulative losses in recent years, as that term is used in Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes (“FAS 109”). The Company therefore considered such cumulative losses and other evidence affecting the assessment of the realizability of the net deferred tax assets and concluded that it was no longer more likely than not that the net deferred tax assets were realizable based on the guidance provided in FAS 109. Accordingly, the Company increased the valuation allowance to fully offset the net deferred tax assets through a prior period adjustment to the shareholders’ deficit balance as of September 25, 2002. For periods subsequent to September 25, 2002, the Company has maintained a valuation allowance to offset all net deferred tax assets with the exception of amounts considered more likely than not realizable due to anticipated tax refunds that are believed likely of collection.

As a result of the above omission the Company restated its Consolidated Financial Statements as of, and for the years ended September 25, 2003, 2004 and 2005. The effect of the restatement of the Consolidated Statements of Operations for the years ended September 25, 2003, 2004 and 2005 affected the interim Statements of Operations for the three and nine months ended June 25, 2006 by understating interest and fee income by $262,636, understating income tax expense by $99,100 and understating net income by $163,536. The restated Statements of Operations for these periods are presented herein. The effect of the restatement on the Consolidated Balance Sheet at June 25, 2006 was as follows:

	As reported	As restated
Finance receivables, net	$80,040,874	$77,822,959
Deferred tax assets	1,923,000	583,000
Other assets	1,416,150	2,199,431
Accumulated deficit	(243,032)	(3,017,666)

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 2 – NATURE OF BUSINESS

The Company’s business consists of: the operation of finance company offices in 102 locations throughout Georgia, Alabama, Louisiana and Florida; sales of retail merchandise (principally furniture, appliances, and electronics) at certain finance company locations; and the operation of three used automobile dealerships in the state of Georgia. The Company also earns revenues from commissions on premiums written for certain insurance products, when requested by loan customers, as an agent for a non-affiliated insurance company. Revenues are also generated from commissions on the sales of prepaid phone service and automobile club memberships.

The Company’s loan portfolio consists of sales finance loan receivables and direct consumer loan receivables. Sales finance loan receivables consist principally of retail installment sale contracts collateralized by used automobiles and consumer goods which are initiated by automobile and consumer good dealerships, subject to credit approval, in the locations where the Company operates offices. Direct loan receivables are loans originated directly to customers.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.” FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation applies to all tax positions related to income taxes subject to SFAS 109. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition and results of operations.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in the balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This pronouncement will be effective for financial statements issued for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of SFAS 158 on its financial statements, but it does not expect the adoption of SFAS 158 to have an impact on its financial position and results of operations.

In September 2006, the Securities and Exchange Commission published Staff Accounting Bulletin (“SAB”) No. 108 (Topic 1N), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches, with adjustment required if either method results in a material error. The provisions of SAB No. 108 are effective for financial statements for the first fiscal year ending after November 15, 2006. The Company is currently evaluating the effect, if any, SAB No. 108 may have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”). This Standard allows companies to elect to apply fair value accounting for certain financial assets and liabilities. FAS 159 is applicable only to certain financial instruments and is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect, if any, FAS 159 may have on its financial statements.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 4 – FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

Finance receivables consisted of the following:

	June 25, 2007	September 25, 2006
	(Unaudited)
Finance receivables, direct consumer	$47,154,087	$51,690,600
Finance receivables, consumer sales finance	13,694,125	11,813,566
Finance receivables, auto sales finance	32,347,169	31,280,840

Total gross finance receivables	93,195,381	94,785,006
Unearned insurance commissions	(2,790,307)	(3,128,529)
Unearned finance charges	(12,279,930)	(12,781,597)
Accrued interest receivable	861,651	925,874
Unearned discounts	—	(3,859)

Finance receivables, before allowance for credit losses	78,986,795	79,796,895
Allowance for credit losses	(3,025,718)	(3,139,359)

Finance receivables, net	$75,961,077	$76,657,536

An analysis of the allowance for credit losses is as follows:

	As of and for the nine months ended June 25, 2007	As of and for the year ended September 25, 2006	As of and for the nine months ended June 25, 2006
	(Unaudited)		(Unaudited)
Beginning balance	$3,139,359	$2,631,814	$2,631,814
Provisions for credit losses	3,033,926	4,737,644	3,330,519
Charge-offs	(3,261,662)	(4,392,129)	(3,315,487)
Recoveries	135,927	165,379	115,471
Other	(21,832)	(3,349)	1,147

Ending balance	$3,025,718	$3,139,359	$2,763,464

NOTE 5 – INVENTORY

Inventory consisted of the following:

	June 25, 2007	September 25, 2006
	(Unaudited)
Used automobiles	$2,068,198	$1,587,963
Home furnishings and electronics	575,132	607,500

Total inventory	$2,643,330	$2,195,463

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 6 – ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities consisted of the following:

	June 25, 2007	September 25, 2006
	(Unaudited)
Accounts payable	$322,085	$98,875
Insurance payable, loan related	668,034	659,350
Accrued payroll	504,317	513,968
Accrued payroll taxes	38,284	40,114
Money orders	808,443	799,694
Sales tax payable	1,316,254	1,260,163
Other liabilities	173,494	153,114

Total accounts payable and other accrued liabilities	$3,830,911	$3,525,278

NOTE 7 – DEBT

Debt consisted of the following:

	June 25, 2007	September 25, 2006
	(Unaudited)
Senior debt: due to banks and commercial finance companies, collateralized by inventory and certain automotive equipment, and certain notes include personal guarantees of the sole director, interest at 4.49% to 8.25% (some variable), due 2007 to 2009. The carrying values of the collateral at June 25, 2007 and September 25, 2006 were $ 735,705 and $1,145,801, respectively.	$609,491	$668,549

Total senior debt	609,491	668,549

Senior subordinated debt: due to credit insurance company, unsecured, guaranteed by a Company shareholder, interest at prime plus 1% (9.25% at June 25, 2007 and September 25, 2006) (8% floor, 14% ceiling), interest payable quarterly, principal due August 5, 2007.	150,000	600,000

Total senior subordinated debt	150,000	600,000

Variable rate subordinated debentures issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 4.25% to 9.6%, due at various dates through 2010.	58,196,448	64,678,723
Variable rate subordinated debentures issued by The Money Tree Inc.: due to individuals, unsecured, interest at 6.0% to 8.7%, due at various dates through 2010.	22,832,184	13,231,479

Total subordinated debentures	81,028,632	77,910,202

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 7 – DEBT (CONTINUED)

	June 25, 2007	September 25, 2006
	(Unaudited)
Demand notes issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 4.25% to 5.0%, due on demand.	1,608,486	2,155,217
Demand notes issued by The Money Tree Inc.: due to individuals, unsecured, interest at 4.25% to 5.0%, due on demand.	4,900,877	5,981,633

Total demand notes	6,509,363	8,136,850

Junior subordinated debt, related parties: due to a shareholder, interest rate at 8% due June 28, 2008.	60,000	370,000

Total junior subordinated debt, related parties	60,000	370,000

Total debt	$88,357,486	$87,685,601

NOTE 8 – INCOME TAXES

At the end of each quarter, the Company makes its best estimate of the effective tax rate expected to be applicable for the full fiscal year and uses that rate in providing for income taxes on a current year-to-date basis.

NOTE 9 – RELATED PARTY TRANSACTIONS

Martin Family Group, LLLP owns the real estate of thirteen branch offices, one used car lot, and the Company’s principal executive offices. The estate of the Company’s founder and former CEO is a limited partner of Martin Family Group, LLLP. The Company’s President is the president of Martin Investments, Inc., which is the managing general partner of Martin Family Group, LLLP. The Company has entered into lease agreements whereby rent is paid monthly for use of these locations. In addition, Martin Sublease LLC, which is controlled by Martin Investments Inc., leases, and then subleases to the Company, another 54 branch office locations and two used car lots for amounts greater than are paid in the underlying leases. This spread is generally to cover property operating cost or improvements made directly by these entities. In the opinion of management, rates paid for these are comparable to those obtained from third parties. Total rents paid were $1,525,874 and $1,676,160 for the nine months and $511,020 and $562,814 for the three months ended June 25, 2007 and 2006, respectively and are included in operating expense in the accompanying unaudited Consolidated Statements of Operations.

The Company receives commissions from sales of motor club memberships from an entity, owned by the estate of the Company’s founder and former CEO and his three children (including the Company’s President), pursuant to an Agency Sales Agreement. Commissions earned on the sale of these memberships were $1,457,299 and $1,480,561 for the nine months and $517,819 and $504,006 for the three months ended June 25, 2007 and 2006, respectively.

The Company receives income tax service agreement income, pursuant to a service agreement, from an entity owned by the estate of the Company’s founder and former CEO and two other officers of the Company. Tax service agreement income was $3,310 and $83,034 for the nine months ended June 25, 2007 and 2006 respectively.

The Company also engages from time to time in other transactions with related parties. Refer to the “Related Party Transactions” disclosure in the notes to the Company’s Consolidated Financial Statements as of and for the year ended September 25, 2006.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 10 – CONTINGENT LIABILITIES

The Company is a party to litigation arising in the normal course of business. With respect to all such lawsuits, claims, and proceedings, the Company establishes reserves when it is probable a liability has been incurred and the amount can reasonably be estimated. In the opinion of management, the resolution of such matters will not have a material effect on the financial position or results of operations of the Company.

NOTE 11 – DISCRETIONARY BONUSES

From time to time, the Company pays discretionary bonuses to its employees. The amount of these bonuses charged to operating expenses was $1,598,671 and $1,597,280 for the nine months and $467,676 and $424,669 for the three months ended June 25, 2007 and 2006, respectively.

NOTE 12 – SEGMENT FINANCIAL INFORMATION

Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information” (FAS 131), requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company has two reportable segments: Consumer Finance and Sales and Automotive Finance and Sales.

Consumer finance and sales segment

This segment is comprised of original core operations of the Company: the small consumer loan business in the four states in which the Company operates. The 102 offices that make up this segment are similar in size and in the markets they serve. All, with few exceptions, offer consumer goods for sale acting as an agent for another subsidiary of the Company, Home Furniture Mart Inc., which is aggregated in this segment since its sales are generated through these finance offices. This segment is structured with branch management reporting through a regional management level to an operational manager and ultimately to the chief operating decision maker.

Automotive finance and sales segment

This segment is comprised of three used automobile sales locations and offers financing in conjunction with these sales. These locations target similar customers in the Bainbridge, GA, Columbus, GA and Dublin, GA markets and surrounding areas who generally cannot qualify for traditional financing. The sales and the financing organizations are aggregated in the segment. A general manager is responsible for sales and finance administration at each of the locations and reports to an operational manager and ultimately to the chief operating decision maker.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies in the Company’s Annual Report on Form 10-K. Performance is measured by various factors such as segment profit, loan volumes and delinquency and loss management. All corporate expenses are allocated to the segments. Provision for income taxes are not allocated to segments.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Nine months ended June 25, 2007	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments
In Thousands		(Unaudited)
Net revenues before retail sales	$16,196	$396	$16,592

Gross margin on retail sales	2,183	2,953	5,136

Segment operating expenses	(17,533)	(2,980)	(20,513)

Segment operating profit	$846	$369	$1,215

June 25, 2007
In Thousands
Assets
Total segment assets	$63,679	$28,066	$91,745

June 25, 2007
(Thousands)
RECONCILIATION:
Assets:
Total assets for reportable segments	$91,745
Cash and cash equivalents at corporate level	9,144
Other receivables at corporate level	848
Employee receivables at corporate level	2
Property and equipment, net at corporate level	1,320
Deferred income taxes at corporate level	645
Other assets at corporate level	1,691

Consolidated Assets	$105,395

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Nine months ended June 25, 2006	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments
In Thousands	(Unaudited and Restated)
Net revenues before retail sales	$17,859	$464	$18,323

Gross margin on retail sales	1,933	2,992	4,925

Segment operating expenses	(18,914)	(3,450)	(22,364)

Segment operating profit	$878	$6	$884

June 25, 2006
In Thousands
Assets
Total segment assets	$64,788	$27,116	$91,904

June 25, 2006
(Thousands)
RECONCILIATION:
Assets:
Total assets for reportable segments	$91,904
Cash and cash equivalents at corporate level	3,580
Other receivables at corporate level	1,007
Employee receivables at corporate level	3
Property and equipment, net at corporate level	1,353
Deferred income taxes at corporate level	583
Other assets at corporate level	2,200

Consolidated Assets	$100,630

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Three months ended June 25, 2007	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments
In Thousands		(Unaudited)
Net revenues before retail sales	$4,999	$168	$5,167

Gross margin on retail sales	654	991	1,645

Segment operating expenses	(5,562)	(985)	(6,547)

Segment operating profit	$91	$174	$265

June 25, 2007
In Thousands
Assets
Total segment assets	$63,679	$28,066	$91,745

June 25, 2007
(Thousands)
RECONCILIATION:
Assets:
Total assets for reportable segments	$91,745
Cash and cash equivalents at corporate level	9,144
Other receivables at corporate level	848
Employee receivables at corporate level	2
Property and equipment, net at corporate level	1,320
Deferred income taxes at corporate level	645
Other assets at corporate level	1,691

Consolidated Assets	$105,395

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Three months ended June 25, 2006	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments
In Thousands	(Unaudited and Restated)
Net revenues before retail sales	$5,983	$175	$6,158

Gross margin on retail sales	572	794	1,366

Segment operating expenses	(6,129)	(1,026)	(7,155)

Segment operating profit (loss)	$426	$(57)	$369

June 25, 2006
In Thousands
Assets
Total segment assets	$64,788	$27,116	$91,904

June 25, 2006
(Thousands)
RECONCILIATION:
Assets:
Total assets for reportable segments	$91,904
Cash and cash equivalents at corporate level	3,580
Other receivables at corporate level	1,007
Employee receivables at corporate level	3
Property and equipment, net at corporate level	1,353
Deferred income taxes at corporate level	583
Other assets at corporate level	2,200

Consolidated Assets	$100,630